82-35029



Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

May 30, 2007

Securities and Exchange Commission
Office of International Corporate Fina
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



07024030

SUPPL

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the Change of Director's Interest Notice. This distribution is submitted to
you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934. We also confirm that the Schedule of Information included in our initial submission
has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter,
and return it to us in the enclosed envelope.

Yours truly,

Ms.   Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

PROCESSED

JUN 0 7 2007

THOMSON
FINANCIAL

Enclosures

82-35029

30 May 2007

RECEIVED

ACT JUN -1 A 9:40



Westfield

Westfield Group

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

Enclosed are Appendix 3Y notices, as required to be provided under Listing Rule 3.19A for each of the following directors of the Westfield Group entities: FP Lowy, DH Lowy, PS Lowy and SM Lowy.

The notices are in respect of a recent sale of 2,695,994 WDC and 146,433 WDCNA stapled securities (totalling 2,842,427 stapled securities) in the Westfield Group by Westfield C Fund Pty Limited, as trustee of the Westfield Superannuation C Fund. The Lowy family directors have a relevant interest in the Westfield Group securities held by the C Fund.

The sale by Westfield C Fund Pty Limited is to Cordera Holdings Pty Limited, a Lowy family company. Of the total 2,842,427 securities the subject of the sale, 2,820,477 securities had been allocated to the Lowy family directors under the terms of the trust for the C Fund.

In a separate transaction, Franley Holdings Pty Limited (as trustee of the Westfield Superannuation Fund No. 5, a private Lowy family superannuation fund) has also sold 410,000 WDC stapled securities to Cordera Holdings Pty Limited.

Please note that the Lowy family directors have not disposed of any stapled securities. The transactions represent a reallocation of Westfield stapled securities in which the Lowy family directors had previously declared a relevant interest.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for Westfield Trust ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for Westfield America Trust ABN 27 374 714 905 ARSN 092 058 449

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank P. Lowy
Date of last notice	6 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) _{Note: Provide details of the circumstances giving rise to the relevant interest.}	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) and Franley Holdings Pty Limited (as trustee of Westfield Superannuation Fund No. 5)
Date of change	29 May 2007
No. of securities held prior to change	166,519,199
Class	WDC and WDCNA

Appendix 3Y
Change of Director's Interest Notice

Number acquired	• 2,695,994 ordinary stapled securities (WDC) from Westfield C Fund Pty Limited (as trustee of the Westfield Superannuation C Fund) • 146,443 ordinary stapled securities (WDCNA) (as trustee of the Westfield Superannuation C Fund) • 410,000 ordinary stapled securities (WDC) from Franley Holdings Pty Limited (as trustee of Westfield Superannuation Fund No. 5)
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.266 per WDC stapled security $20.093 per WDCNA stapled security
No. of securities held after change	166,519,199
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A

+ See chapter 19 for defined terms.

Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Hillel Lowy
Date of last notice	6 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest **(including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) and Franley Holdings Pty Limited (as trustee of Westfield Superannuation Fund No. 5)
Date of change	29 May 2007
No. of securities held prior to change	166,519,199
Class	WDC and WDCNA.

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Number acquired	• 2,695,994 ordinary stapled securities (WDC) from Westfield C Fund Pty Limited (as trustee of the Westfield Superannuation C Fund) • 146,443 ordinary stapled securities (WDCNA) (as trustee of the Westfield Superannuation C Fund) • 410,000 ordinary stapled securities (WDC) from Franley Holdings Pty Limited (as trustee of Westfield Superannuation Fund No. 5)
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.266 per WDC stapled security $20.093 per WDCNA stapled security
No. of securities held after change	166,519,199
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A

Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Simon Lowy
Date of last notice	6 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest **(including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) and Franley Holdings Pty Limited (as trustee of Westfield Superannuation Fund No. 5)
Date of change	29 May 2007
No. of securities held prior to change	166,519,199
Class	WDC and WDCNA.

82-35029

Change of Director's Interest Notice

Number acquired	• 2,695,994 ordinary stapled securities (WDC) from Westfield C Fund Pty Limited (as trustee of the Westfield Superannuation C Fund) • 146,443 ordinary stapled securities (WDCNA) (as trustee of the Westfield Superannuation C Fund) • 410,000 ordinary stapled securities (WDC) from Franley Holdings Pty Limited (as trustee of Westfield Superannuation Fund No. 5)
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.266 per WDC stapled security $20.093 per WDCNA stapled security
No. of securities held after change	166,519,199
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

11/3/2002

Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Mark Lowy
Date of last notice	6 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) and Franley Holdings Pty Limited (as trustee of Westfield Superannuation Fund No.5)
Date of change	29 May 2007
No. of securities held prior to change	166,519,199
Class	WDC and WDCNA.

82-35029

Number acquired	• 2,695,994 ordinary stapled securities (WDC) from Westfield C Fund Pty Limited (as trustee of the Westfield Superannuation C Fund) • 146,443 ordinary stapled securities (WDCNA) (as trustee of the Westfield Superannuation C Fund) • 410,000 ordinary stapled securities (WDC) from Franley Holdings Pty Limited (as trustee of Westfield Superannuation Fund No. 5)
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.266 per WDC stapled security $20.093 per WDCNA stapled security
No. of securities held after change	166,519,199
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

